Wilder Filing, Inc.
82 Dune Road
Island Park, New York  11558

February 1, 20111

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  John Dana Brown
          Attorney-Advisor

                      RE:  Wilder Filing, Inc.
         Amendment No. 3 to Form 10
         Filed January 12, 2011
         File No. 000-53876

Dear Mr. Brown:

The undersigned, on behalf of Wilder Filing, Inc. (the “Company”) does hereby acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the above-mentioned filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/
Joel Schonfeld
President
Wilder Filing, Inc.